Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

Marina Konstantinova

Orion Bliss Corp.

November 4, 2021

November 4, 2021

Re: Orion Bliss Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 3, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot, and Joe McCann.

In response to your letter dated September 21, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Comment 1:

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and reissue since we do not see any revisions to the cover page disclosure. Please revise the cover page to disclose that you will be placing the funds in an escrow, trust or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K. Additionally, your disclosure on page 9 indicates that the proceeds will be held in an escrow account, trust account or bank account. The consequences of each are different. Revise the risk factor to clarify how you will hold the proceeds from the offering and ensure that the consequences are clear based on the updated information. To the extent you will hold the proceeds in escrow or in trust, please update the "Plan of Distribution" to describe the circumstances under which the proceeds will be released from the escrow and/or the terms of the trust agreement.

Response: We have revised cover page and added risk factor to the registration statement as per your instructions.

Marina Konstantinova

Orion Bliss Corp.

November 4, 2021

Comment 2:

Security Ownership of Certain Beneficial Owners and Management, page 5

We note your revisions in response to prior comment 12. Please revise your table showing the security ownership of certain beneficial owners and management to include only four columns as discussed in Item 403 of Regulation S-K: 1) title of class, 2) name of beneficial owner, 3) amount and nature of beneficial ownership and 4) percent of class. Furnish this information, as of the most recent practicable date as to each class of equity securities of the registrant or any of its parents or subsidiaries, including directors' qualifying shares, beneficially owned by all directors and nominees, naming them, each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K, and directors and executive officers of the registrant as a group, without naming them. Of the number of shares shown in column (3), indicate, by footnote or otherwise, the amount of shares that are pledged as security and the amount of shares with respect to which such persons have the right to acquire beneficial ownership.

Description of Our Business, page 19

Response: We have updated the table.

Comment 3:

We note your revisions in response to prior comment 4 and reissue. Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy Milk_shake products from the supplier and the supplier has agreed to sell Milk_shake products to you. Please also revise to disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor, and we note that your exhibit index describes the contract with your supplier as a consulting agreement. Please revise or advise. We also note that your response to prior comment 4 indicates that some changes were made to the agreement, but a new agreement has not been filed. Please file the new agreement if changes were made.

Response: We have updated the to the Distribution Agreement with Red Hot Products Ltd. to clarify this issue.

Comment 4:

Description of Property, page 26

We note your revisions in response to prior comment 5 and reissue in part. Please revise to disclose whether you are using the director's home office free of charge.

Financial Statements

Note 3. Summary of Significant Accounting Policies Website Development- Amortization, page F-8

Response: added the revision to page 26. Updated Financial Statements as of July 31, 2021 and removed Note 3.

Marina Konstantinova

Orion Bliss Corp.

November 4, 2021

Comment 5:

We note your response to our prior comment 9 and reissue. Please respond to the following:

Please tell us if the $10,000 website development cost has been substantially incurred at the end of your reporting period. If not, please only recognize the portion that was actually incurred as your capitalized costs for that reporting period end in accordance with ASC 350-40. The portion incurred should represent the amount that the developer has incurred and is owed, regardless of your billing or payment status. Since you control every step of the process, you should be able to quantify the amount incurred at the end of each reporting period.

Please tell us if the website was ready for its intended use as of July 31, 2021, or a later period. And if not, please stop your planned amortization at July 31, 2021, and only start it once the website is ready for its intended use in accordance with ASC 350-40-35-6.

Response: Director paid for hosting and domain expenses $134 website development stage 1; We owe the development company $10,000 which we will pay on as going basis; so far we have not received any invoices or job descriptions from the company as of July 31, 2021.

The website is still in progress we will not depreciate it till its completely ready to use. Our contract indicates one year till completion.

Please direct any further comments to:

Marina Konsantinova

Email: obliss@protonmail.com

Telephone: +18498593819

Sincerely,	/s/ Marina Konstantinova
Marina Konstantinova, President